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SEC FILE NUMBER
8- 24582

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Hoch Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2645 Elmwood Ave.
(No. and Street)

Buffalo, NY 14217
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Hoch 716-881-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Ave., Pittsford, NY 14534
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, ~~Gary Hoch~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Hoch Agency, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sworn to before me
This 29th day of January, 2018

Notary Public

MARIE D ROMANO
NOTARY PUBLIC STATE OF NEW YORK
ERIE
LIC. #01RDO4836172
COMM. EXP. 06/30/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY HOCH AGENCY, INC
FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2017

GARY HOCH AGENCY, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gary Hoch Agency, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gary Hoch Agency, Inc. as of December 31, 2017, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gary Hoch Agency, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gary Hoch Agency, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of materials misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Gary Hoch Agency, Inc.'s financial statements. The supplemental information is the responsibility of Gary Hoch Agency, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs, PLLC

We have served as Gary Hoch Agency Inc.'s auditor since 2016.

Pittsford, New York

February 26, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

Gary Hoch Agency, Inc.
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 6,026
Investments at fair market value	117,589
Commission Receivable	25,731
Total Assets	$ 149,346
Liabilities and Shareholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 357
Total Liabilities	$ 357
Shareholders' Equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	$ 50,000
Retained Earnings	98,989
Total Shareholders' Equity	$ 148,989
Total Liabilities and Shareholders' Equity	$ 149,346

See accompanying notes to financial statements

Gary Hoch Agency, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Commission from Mutual funds and annuities	$ 136,844
Fee income	15,080
Dividend Income	5,478
Unrealized Loss from Investment	-832
Life insurance commission	84
Total Revenue	$ 156,654
Expenses	
Salaries	$ 46,800
Pension expense	9,000
Rent	8,400
Office supplies	2,659
Payroll taxes	3,946
Professional fees	4,250
Repairs and maintenance	2,239
Meals and entertainment	2,955
Auto expense and travel	1,296
Regulatory fees	1,935
Depreciation	348
Insurance	3,227
Software maintenance	1,989
Telephone and internet	2,757
Dues and subscriptions	1,810
Travel expense	4,751
Continuing education	220
Postage and express delivery	338
Security	298
Sales promotion	656
Employee Benefits	14,215
Fees paid to third parties	24,800
Bank fees	42
Total Expenses	$ 138,931
Income before Provision for NY State Franchise Tax	$ 17,723
Provision for NY State Franchise Tax	50
Net Income	$ 17,673

See accompanying notes to financial statements

Gary Hoch Agency, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2017

	Common Stock	Retained Earnings	Total
Balance December 31, 2016	$ 50,000	$ 96,316	$ 146,316
Net Income	-	17,673	17,673
Shareholder Distributions	-	15,000	15,000
Balance December 31, 2017	$ 50,000	$ 98,989	$ 148,989

See accompanying notes to financial statements

Gary Hoch Agency, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net Income	$ 17,673
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	348
Unrealized loss on investments – net	832
Commission Receivable	(709)
Accounts payable	(52)
Total Adjustments	$ 419
Net cash provided by Operating Activities	18,092
Cash Flows from Investing Activities:	
Acquisition of Equipment	(348)
Purchase of investment	(5,478)
Net Cash Used in Investing Activities	(5,826)
Cash Flows from Financing Activities:	
Shareholder Distributions	(15,000)
Net Cash Used in Financing Activities	(15,000)
Net change in Cash and Cash Equivalents	(2,734)
Cash and cash Equivalents – Beginning of Year	8,760
Cash and Cash Equivalents – End of Year	$ 6,026

Supplemental Disclosure of Cash Flow Information:
Cash Paid During the Year for NY State Franchise Tax $ 50

See accompanying notes to financial statements

GARY HOCH AGENCY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. THE COMPANY

Gary Hoch Agency, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company effects transactions in variable contracts and investment company shares (mutual funds) on an application way basis pursuant to 15c-3 subparagraph (k)(1).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commission Receivable – The Company has commission receivable that arise from mutual fund trails. The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible as they have been recorded based on amounts received in the subsequent month.

Revenue recognition – The Company's revenue consists of Mutual Fund and Variable Annuity commission and trails, Income tax preparation fees and investment income. The Company records revenue including commission income on the trade date basis.

Investments – Investments consist of investment company shares held at an investment company. Investments are recorded at fair market value and any gain or loss is reported in operations in the period realized.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder based on their respective ownership, and included in their respective income tax returns. The Company does, however, pay minimum franchise taxes in each state in which it conducts business. The company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2017. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, investments, and payables. At December 31, 2017, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value. The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance, Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

As of December 31, 2017, all financial instruments are recorded at cost, except the investments, which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied to these financial instruments. The investments are valued utilizing level one inputs.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2017:

Computers and Equipment	$ 14,073

Furniture and Fixtures		9,212
		23,285
Less: Accumulated depreciation		(23,285)
	$	--0--

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $ 115,027 which was $ 110,027 in excess of its required net capital of $ 5,000 and a ratio aggregate indebtedness to net capital of 0.31 to 1.

6. INCOME TAX MATTERS

The company, with the consent of its shareholders, has elected to be taxed as an S corporation. These sections of federal and state income tax law provide that, in lieu of a corporate level tax on income, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal or state income taxes have been recognized in the accompanying financial statements. However, the states in which the Company conducts business assess a franchise tax on the Company and these franchise taxes have been included in these financial statements.

7. PENSION PLAN

The Company adopted a retirement plan established under the provisions of Section 401K of the Internal Revenue Code effective January 1, 2007. The plan covers substantially all employees who have attained age 21 and have completed one year of service. 1,000 hours of service per year is required to count as 1 year. The Corporation's contributions are entirely discretionary upon the director's approval. Contributions to the plan for the year December 31, 2017 amounted to $ 9,000.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentration of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from large financial institutions from selling financial instruments. Commissions are normally paid within thirty days of the transaction. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commissions receivable and accounts receivable.

9. COMMITMENTS

The Company leases office and storage space under an operating agreement that expires on December 31, 2020. Total expense amounted to $ 8,400 for the year ended December 31, 2017. A new lease was signed 1/1/2016 for a period of 5 years at the same rent of $8,400 per year.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

11. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued and accounting update to clarify the principles of revenue recognition, to develop a common revenue recognition standard across all industries for U.S. GAAP and International Financial Reporting Standards and to provide enhanced disclosures for users of the financial statement. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for the Company beginning January 1, 2018. The Company has adopted this accounting standard update.

12. RELATED PARTIES

Gary Hoch Agency has contracts with 2 related parties. The first one was entered into in 2016 with an agency owned by a related party for $20,000, which provides administration and consulting services. The second one was entered into in 2016 with a related party for $4,800 who provides consulting and income tax preparation assistance.

Gary Hoch Agency, Inc.
Computation of Net Capital
Under Rule 15c3-I of the Securities and Exchange Commission
December 31, 2017

Computation of Basic Net Capital Requirement

Total ownership equity from Statement of Financial Condition		$ 148,989
Deductions:	for non-allowable assets	(25,731)
	for other securities haircuts	(8,231)
	Net Capital 12/31/2017	$ 115,027

Minimum net capital required	$ 24
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 110,027
Excess net capital at 1000%	$ 109,027

Computation of Aggregate Indebtedness

Liabilities from Statement of Financial Condition	$ 357
Percentage of aggregate indebtedness to net capital	0.31%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Gary Hoch Agency, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date.

Net capital per the Company's FOCUS report (unaudited)	$ 115,027
Net capital per Audited Financial Statement	$ 115,027

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL 585.673.2600
FAX 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Gary Hoch Agency, Inc.:

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k) , in which (1) Gary Hoch Agency, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gary Hoch Agency, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(1)) (the "exemption provision") and (2) Gary Hoch Agency, Inc. stated that they met the identified exemption provision throughout the most recent fiscal year without exception. Gary Hoch Agency, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gary Hoch Agency, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 26, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

GARY HOCH AGENCY, INC.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R. RULE 240.15c3-3(k)
DECEMBER 31, 2017

To the best of my knowledge and belief, Gary Hoch Agency, Inc. claims exemption from 17 C.F.R. Rule 240.15c3-3: (k)(1) (the "exemption provisions") for the entire year ended December 31, 2017.

To the best of my knowledge and belief, Gary Hoch Agency, Inc., has met the identified exemption provisions under 17 C.F.R. Rule 240.15c3-3: (k)(1) throughout the entire year ended December 31, 2017 as described in paragraph (d)(4)(iii) of this section without exception.

Gary Hoch, President

GARY HOCH AGENCY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL 585.673.2600
FAX 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Shareholder
of Gary Hoch Agency, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Gary Hoch Agency, Inc. for the year ended December 31, 2017, which were agreed to by Gary Hoch Agency, Inc. and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Gary Hoch Agency, Inc.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Gary Hoch Agency, Inc.'s management is responsible for Gary Hoch Agency, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and are findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Gary Hoch Agency, Inc. for the year ended December 31, 2017 to the total revenues in Gary Hoch Agency, Inc.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Gary Hoch Agency, Inc. for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Gary Hoch Agency, Inc. for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Gary Hoch Agency, Inc.'s claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RDG + Partners CPAs, PLLC

Pittsford, New York

February 26, 2018

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

SIPC-3 20*17*

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes:
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x *Gary Hoch* *Pres.* *1/31/2017*
Authorized Signature/Title Date

8- *024587 FINRA DEC 3-31-1980*

GARY HOCH AGENCY, *INC*
2645 Elmwood Avenue
Buffalo, NY 14217

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3

FY 20*17*

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending *12-31-2017* its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Gary Hoch Agency, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2017

Business activities through which revenue was earned	Amount ($)
Business conducted outside the United States and its territories and possessions	$ None
Distribution of shares of registered open end investment companies or unit investment trusts	$ 100,559
Sale of variable annuities	$ 36,284
Insurance commissions and fees	$ 84
Investment advisory services to one of more registered investment companies or insurance company separate accounts	$ None
Transactions in securities futures products	$ None
Total Revenues	$ 136,927